
UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 – 43354

SEC MAIL RECEIVED MAR 1 5 2011 W. D.C. 211 SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/10   AND ENDING   12/31/10
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NOLAN SECURITIES CORPORATION

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MAIN ROAD
(No. And Street)

MONTEREY,   MA   01245
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE P. KELLY   (413) 528-3599
                                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor   NEW YORK   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ BRUCE P. KELLY _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ NOLAN SECURITIES CORPORATION _____ , as of

_____ DECEMBER 31, 2010 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Bruce P. Kelly
Signature

PRESIDENT & DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
  Kelly Securities Corporation D/B/A Nolan Securities Corporation:

We have audited the accompanying statement of financial condition of Kelly Securities Corporation D/B/A Nolan Securities Corporation as of December 31, 2010. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kelly Securities Corporation D/B/A Nolan Securities Corporation as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 11, 2011

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	97,390
Deposit with clearing broker		25,000
Due from clearing broker-net		45,303
Fixed assets, (net of accumulated depreciation of $103,942)		10,750
TOTAL ASSETS	$	**178,443**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	26,549
TOTAL LIABILITIES		26,549

Stockholder's equity:
Common stock, no par value, 100 shares authorized, issued and outstanding	5
Paid-in capital	497,300
Accumulated deficit	(345,411)
Total stockholder's equity	151,894

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	178,443

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Organization

Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") is a broker/dealer, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA").

Nature of Business

The Company performs various investment banking activities. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker/dealer on a fully disclosed basis.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Investment banking fees are recorded upon the closing of the transaction and consulting fee income is recorded when processed.

Depreciation

The cost of fixed assets is depreciated over their estimated useful lives on a straight line basis for book purposes and on an accelerated basis for tax purposes.

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement - Definition and Hierarchy (continued)

Level 1 - Valuations based on quoted prices available in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

As of December 31, 2010, management has determined that ASC 820 bears no material effect on the financial statements as presented.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, receivables and accounts payable, approximates their fair value at December 31, 2010 due to the relatively short-term nature of these instruments.

The Company held one Level 1 security which had a fair value of $25,000 as of December 31, 2010.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3.   INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", as defined, whichever is greater.

At December 31, 2010, the Company had net capital of $141,124 which was $41,124 in excess of its required net capital of $100,000.

NOTE 5.   FIXED ASSETS

Fixed assets at December 31, 2010 consist of the following:

Automobile	$ 48,156
Computers, Equipment and Furniture	51,609
Artwork	10,750
Leasehold improvements	4,177
	114,692
Less: Accumulated depreciation	103,942
	$ 10,750

NOTE 6.   RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the stockholder. The agreement provides that the stockholder shall pay the occupancy expense and allocate it to the Company. Pursuant to the agreement, such allocation is considered to be a contribution to the Company. For the year ended December 31, 2010, the occupancy expense amounted to $30,000.

NOTE 7.   OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transaction by the Company. In accordance with industry practice and regulatory requirements, the company and the clearing broker monitor collateral on the securities transactions introduced by the company.

The company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 8.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010